Castor Maritime Announces that MPC Oceanic Group Has Entered into
Agreement to Acquire a 41% Stake in Marlow Navigation

Limassol, Cyprus, November 4, 2026 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping and energy company, announces that on November 4, 2026, its majority-owned subsidiary, MPC Oceanic Group AG (Deutsche Börse, Scale, ISIN DE000A1TNWJ4) (“MPC Oceanic Group”), entered into an agreement with the shareholders of Marlow Navigation Co. Ltd. (“Marlow”) to acquire a 41% stake in Marlow, a provider of crew and technical ship management services headquartered in Limassol, Cyprus.

Marlow is a leading provider of ship management services, specializing in crew management and seafarer training, with more than 16,000 crew members serving on board vessels at any given time. Marlow provides crew management services to shipowners and operators for more than 1,150 vessels trading worldwide and in 2025 it generated revenue of approximately USD 560 million.

The purchase price for the 41% stake amounts to approximately USD 126 million and comprises a cash component of approximately USD 97 million and the issuance of new MPC Oceanic Group shares with a value of approximately USD 29 million to the shareholders of Marlow as part of a capital increase against contributions in kind.

As part of the capital increase against contributions in kind, new shares are to be issued from authorized capital at an issue price of EUR 7.00 per share. Following completion of the capital increase, the shareholders of Marlow are expected to hold approximately 9% of MPC Oceanic Group. It is intended to propose at the next Annual General Meeting that a representative of Marlow’s existing shareholders be appointed to the Supervisory Board of MPC Oceanic Group.

One-third of the cash component will be financed from existing cash resources and two-thirds through debt financing.

Completion of the acquisition is subject to the required regulatory and antitrust approvals and other customary closing conditions and is expected in early 2027.

The agreements entered into between the shareholders contain certain provisions for MPC Oceanic Group as a minority shareholder relating to governance, information and disposal rights, financing, reciprocal acquisition rights and restrictions on share transfers.

About Castor Maritime Inc.

Castor Maritime Inc. is a diversified global shipping and energy company, with activities directly and indirectly in asset management, vessel ownership, technical and commercial ship management and energy infrastructure projects.

Castor operates a wholly or partially owned fleet of 11 vessels, with an aggregate capacity of 0.9 million dwt. Castor is also the majority shareholder of the Frankfurt-listed asset manager MPC Oceanic Group AG. For more information, please visit the Company’s website at www.castormaritime.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: our business strategy, expected capital spending and other plans and objectives for future operations, dry bulk and containership market conditions and trends, including volatility in charter rates (particularly for vessels employed in short-term time charters or index linked period time charters), factors affecting supply and demand, fluctuating vessel values, opportunities for the profitable operations of dry bulk and containership vessels and the strength of world economies, changes in the size and composition of our fleet, our ability to realize the expected benefits from our vessel acquisitions, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, the effects of the establishment of any joint ventures, the effects of our acquisition of MPC Oceanic Group AG, compliance with applicable laws, and any impacts on our reputation due to our association with them, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, in particular due to economic, financial or operational reasons, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance, and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, due to vessel upgrades and repairs, competition in the shipping and energy infrastructure management business, our ability to identify and develop new investment projects, our ability to maintain and increase the volume of the assets under our management and therefore our ability to earn fees, the financial performance of our investees over which we do not exercise control, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, including due to high volume transactions in our shares by retail investors, potential conflicts of interest involving affiliated entities and/or members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events, including armed conflicts such as the war in Ukraine and the conflict in the Middle East (including the outbreak of war in Iran and effective closure of the Strait of Hormuz, as well as any further broadening of the conflict), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea and the Strait of Hormuz, sanctions, “trade wars,” tariffs, global public health threats and major outbreaks of disease, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea and the Strait of Hormuz, fluctuating demand for dry bulk and containership vessels and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry, accidents, the impact of adverse weather and natural disasters and any other factors described in our filings with the Securities and Exchange Commission (the “SEC”). The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the SEC for a more complete discussion of the foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS

For further information please contact:

Investor Relations
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com